

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

William Harvey
Chief Financial Officer
Kirby Corporation
55 Waugh Drive, Suite 1000
Houston, TX 77007

> **Re: Kirby Corporation**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 24, 2020**
> **Form 8-K Filed October 29, 2020**
> **File No. 001-07615**

Dear Mr. Harvey:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed October 29, 2020

Exhibit 99.1
GAAP to Non-GAAP Financial Measures, page 4

1.   We note you define the non-GAAP measure, EBITDA as net earnings (loss) attributable to Kirby before interest expense, taxes on income, depreciation and amortization, impairment of long-lived assets, and impairment of goodwill. As you adjust net income (loss) for impairment charges to compute this measure, please change the title to something other than EBITDA. Refer to Question 103.01 of the Compliance and Disclosure Interpretations for further guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you have questions regarding the comment.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation